16003569

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 25 2016
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53159

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Retirement Plan Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

105 West Adams Street, Suite 2175
(No. and Street)

Chicago	Illinois	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vernon Kempker (573)659-4443
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Topel Forman, LLC
(Name – *if individual, state last, first, middle name*)

500 N. Michigan Ave, 17th Floor	Chicago	Illinois	60611
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Vernon Kempker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Retirement Plan Advisors, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

REBECCA S. BOYCE
Notary Public - Notary Seal
STATE OF MISSOURI
County of Osage
My Commission Expires 9/07/2019
Commission # 15637998

Vernon Kempker
Signature

Chief Financial Officer
Title

Rebecca S. Boyce
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEX

Topel Forman L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholder
of Retirement Plan Advisors, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying statement of financial condition of Retirement Plan Advisors, Inc. (an Illinois S-Corporation), as of December 31, 2015 and 2014, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. These financial statements are the responsibility of Retirement Plan Advisors, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Retirement Plan Advisors, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information identified in the index has been subjected to audit procedures performed in conjunction with the audit of Retirement Plan Advisors, Inc.'s financial statements. The supplemental information is the responsibility of Retirement Plan Advisors, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Topel Forman L.L.C.
Certified Public Accountants

Chicago, Illinois
February 18, 2016

500 North Michigan Avenue - Suite 1700
Chicago, Illinois 60611
(312) 642-0006 Fax (312) 642-0535

RETIREMENT PLAN ADVISORS, INC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2015 AND 2014

	2015	2014
ASSETS		
Cash	$ 242,407	$ 447,014
Commissions receivable	483,881	479,855
Due from RPA, LLC	28,446	51,304
Due from advisors	17,865	14,719
Due from employees	696	695
Due from affiliates	-	13,074
Prepaid expenses	43,222	43,055
Intangible assets, net	14,728	40,123
TOTAL ASSETS	$ 831,245	$ 1,089,839
LIABILITIES AND STOCKHOLDER'S EQUITY		
Due to RPA, LLC	$ 187,119	$ 174,902
Accrued payroll liabilities	129,604	205,236
Accrued expenses	27	23,181
Other liability	-	26,182
Total Liabilities	$ 316,750	$ 429,501
Stockholder's Equity	514,495	660,338
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 831,245	$ 1,089,839

(The accompanying notes to financial statements are an integral part of these statements.)

RETIREMENT PLAN ADVISORS, INC
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
REVENUES:		
Commission income	$ 3,812,947	$ 3,605,042
Interest income	1,375	1,753
Total Revenues	$ 3,814,322	$ 3,606,795
OPERATING EXPENSES:		
Administration/operations charges	$ 1,180,130	$ 1,133,749
Amortization	25,396	29,509
Computer technology charges	9,521	8,649
Employee compensation and benefits	2,321,083	2,183,329
Insurance	80,828	72,950
Licenses and permits	34,606	31,778
Office expenses	3,877	6,440
Professional fees	37,031	20,407
Total Operating Expenses	$ 3,692,472	$ 3,486,811
Net Income Before Income Tax Expense	$ 121,850	$ 119,984
Income tax expense	$ -	$ 5,848
Net Income	$ 121,850	$ 114,136

(The accompanying notes to financial statements are an integral part of these statements.)

RETIREMENT PLAN ADVISORS, INC
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2015 AND 2014

	Common Stock	Additional Paid In Capital	Retained Earnings	Treasury Stock	Total Stockholder's Equity
Balances at December 31, 2013	$ 344,509	$ -	$ 210,991	$ -	$ 555,500
Net income	-	-	114,136	-	114,136
Distributions	-	-	(9,298)	-	(9,298)
Balances at December 31, 2014	$ 344,509	$ -	$ 315,829	$ -	$ 660,338
Net income	-	-	121,850	-	121,850
Distributions	-	-	(300,000)	-	(300,000)
Compensation expense	-	32,307	-	-	32,307
Balances at December 31, 2015	$ 344,509	$ 32,307	$ 137,679	$ -	$ 514,495

On January 1, 2014 the Company became a wholly owned subsidiary of Retirement Plan Advisors Group, Inc. ("RPAG, Inc."). The Company has 1,000,000 authorized shares of no par value common stock, of which 102,000 were issued and outstanding at December 31, 2015 and 2014.

(The accompanying notes to financial statements are an integral part of these statements.)

RETIREMENT PLAN ADVISORS, INC
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2015 AND 2014

CASH FLOWS FROM OPERATING ACTIVITES:	2015	2014
Net Income	$ 121,850	$ 114,136
Adjustments to reconcile net income to net cash provided by operating activites:		
Amortization	25,395	29,509
Compensation expense	32,307	2,183,329
(Increase) Decrease In:		
Commissions receivable	(4,026)	16,418
Due from RPA, LLC	22,858	(19,110)
Due from advisors	(3,146)	(1,410)
Due from employees	(1)	(695)
Due from affiliates	13,074	(13,074)
Prepaid expenses	(167)	(2,948)
Increase (Decrease) In:		
Due to RPA, LLC	12,217	(27,111)
Accrued payroll liabilities	(75,632)	63,492
Accrued expenses	(23,154)	(2,370)
Income taxes payable	-	(66,300)
NET CASH PROVIDED BY OPERATING ACTIVITIES	$ 121,575	$ 2,273,866
CASH FROM INVESTING ACTIVITIES:		
Principal payments received on notes receivable	$ -	$ 24,125
Advances to stockholders	(146,163)	(154,737)
Repayments from stockholders	146,163	154,737
NET CASH PROVIDED BY INVESTING ACTIVITIES	$ -	$ 24,125
CASH FROM FINANCING ACTIVITIES:		
Distributions	$ (300,000)	$ (9,298)
Payments made on other liability	(26,182)	(26,183)
NET CASH USED BY FINANCING ACTIVITIES	$ (326,182)	$ (35,481)
NET INCREASE (DECREASE) IN CASH	$ (204,607)	$ 2,262,510
CASH, BEGINNING OF YEAR	447,014	367,833
CASH, END OF YEAR	$ 242,407	$ 2,630,343

Supplemental Disclosure of Cash Flow Information	2015	2014
Cash Paid During the Year For:		
Income taxes	$ -	$ 72,509

(The accompanying notes to financial statements are an integral part of these statements.)

1. NATURE OF OPERATIONS:

Retirement Plan Advisors, Inc. (the "Company" or "RPA, Inc.") is an introducing broker-dealer registered under the Securities Exchange Act of 1934 and is regulated by Financial Industry Regulatory Authority (FINRA). The Company is an Illinois Corporation. Effective January 1, 2014, the Company became a wholly owned subsidiary of Retirement Plan Advisors Group, Inc. ("RPAG, Inc."). The owners of RPA, Inc. contributed their ownership interest in exchange for the same ownership percentage in RPAG, Inc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

ESTIMATES AND ASSUMPTIONS

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES

Effective January 1, 2014, the Company is included in the consolidated federal income tax return filed by RPAG, Inc. For years ended 2015 and 2014, the Company was taxed as an S-Corporation under the Internal Revenue Code. In lieu of corporate income taxes, the stockholders were taxed on their proportionate share of the Company's taxable income.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax return to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined there are no uncertain tax positions as of December 31, 2015 or 2014. The Company files U.S. Federal and income tax returns in Illinois. If applicable, the Company would recognize penalties and interest related to income taxes in income tax expense.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)

DEFERRED INCOME TAXES

Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The principal sources of temporary differences are due to the Company preparing its tax return on the cash basis of accounting and presenting its financial statements on the accrual basis. In addition, intangible assets are amortized over different periods for book and tax purposes.

SECURITIES AND FEES

Securities transactions and fees are recorded on the trade date as transactions occur.

COMMISSION INCOME

Commission income is recognized when earned and is based on a percentage of assets under management.

COMMISSIONS RECEIVABLE

Commissions receivable, which represent commissions earned on assets under management but not yet received are unsecured, generally requiring payment within 30 days of the month or quarter end and are stated at the amounts calculated based on customer contracts. Interest is not charged for unpaid receivables. All commissions receivable are considered collectible as of December 31, 2015 and 2014, and therefore the Company has not recorded an allowance for doubtful accounts.

INTANGIBLE ASSETS AND AMORTIZATION

Intangible assets consist of purchased customer lists and are stated at cost and amortized for financial reporting purposes using the straight-line method over the estimated future periods to be benefited, generally five years. For income tax purposes the Company uses Internal Revenue Service prescribed lives.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)

IMPAIRMENT OF LONG-LIVED ASSETS

The Company reviews long-lived assets, including intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset may not be fully recoverable, but no less than annually. An impairment loss could be recognized when the estimated future cash flows from the use of the asset are less than the carrying amount of that asset. To date, there have been no such impairment losses.

ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses represent expenses incurred but not yet paid and generally require payment within 30 days of the month or quarter end.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's short term financial instruments consist of cash, receivables, and current liabilities. The carrying value of these short term instruments approximates their estimated fair values based on the instruments short term nature.

COMPENSATION EXPENSE

During 2014, the Company's parent (RPAG) granted options to purchase RPAG stock to an employee. A portion of the related compensation expense has been allocated to the Company pursuant to an expense sharing agreement. The Company expects to be allocated $8,791 of compensation expense for each of the years ending December 31, 2016 and 2017.

RECLASSIFICATION

Certain items were reclassified in the prior year balances to be consistent with the current year presentation. Such reclassifications had no impact on net income as previously reported.

3. CONCENTRATION OF CREDIT RISK:

The Company maintains its cash in various deposit accounts in a bank that is a high credit quality financial institution. The balances at times may exceed statutory insured limits. The Company has never experienced any losses in such accounts and, based on the size and reputation of the depository institution, believes it is not exposed to any significant credit risk on such credit cash balances. During 2014, one source of revenue represented approximately 20% of the Company's revenues.

4. DUE FROM ADVISORS:

The Company has entered into agreements with its advisors in which the Company would incur certain expenses on behalf of the advisors in return for reimbursement following each quarter end. As of December 31, 2015 and 2014, the amount due from advisors was $17,865 and $14,719, respectively.

5. INTANGIBLE ASSETS:

On August 1, 2010, the Company purchased a financial services territory from one of its advisors at a cost of $49,360. This was recorded as an intangible asset with an estimated useful life of five years for financial reporting purposes. As of December 31, 2015 and 2014, accumulated amortization amounted to $49,360 and $43,601, respectively.

On October 21, 2011, the Company purchased a financial services territory from an independent sales advisor for approximately $120,000. The entire $120,000 was recorded as an intangible asset with an estimated useful life of five years for financial reporting purposes. As of December 31, 2011, the accumulated amortization was $6,000. The actual payment price was determined to be $98,184 in 2012, with $19,637 paid in December 2012 and the remainder payable in twelve equal quarterly installments of $6,546. The intangible asset and accumulated amortization were adjusted in 2012 to reflect the purchase price of $98,184. As of December 31, 2015 and 2014, accumulated amortization amounted to $83,456 and $63,820, respectively. The other liability reported in the financial statements of $26,182 at December 31, 2014, represented amounts remaining to be paid for this purchase. The balance was paid in full during 2015.

Amortization expense recorded from these intangible assets was $25,395 and $29,509 during 2015 and 2014, respectively. Total future amortization expense (all of which will be incurred in 2016) is $14,728.

6. INCOME TAX:

The provisions for income taxes consist of the following components at December 31, 2015 and 2014:

	2015	2014
Federal		
Current	$ -	$ 7,437
Deferred	-	-
Total	$ -	$ 7,437
State		
Current	$ -	$ (1,589)
Deferred	-	-
Total	$ -	$ (1,589)
Total Income Tax Expense	$ -	$ 5,848

The Company converted from a C-Corporation to an S-Corporation effective January 1, 2012. As a result of converting to an S-Corporation, the Company is no longer subject to federal income taxes. An S-Corporation in Illinois is subject to replacement taxes at a rate of 1.5%. The Company remains contingently liable for federal built-in gains ("BIG") tax based on certain net assets and liabilities the Company had on December 31, 2011 prior to converting to an S-Corporation. Payment of recognized built-in gains tax may be deferred if the Company does not have taxable income. As of December 31, 2014, the Company does not expect a potential future BIG tax liability. Therefore, no liability for potential future BIG tax has been recorded.

The Company recorded a federal income tax provision related to built-in-gains tax of $7,437 for the year ended December 31, 2014.

As described in Note 1, the Company became a wholly owned subsidiary of RPAG, Inc. on January 1, 2014 and now files a consolidated income tax return with RPAG, Inc. In addition, on January 1, 2014 the Company filed a Qualified Subchapter S Subsidiary Election. As a result of filing that election, the Company became a disregarded entity for income tax purposes and is no longer subject to federal and state income taxes. RPAG, Inc. is an S-Corporation which is not subject to federal income taxes. As an Illinois S-Corporation, RPAG, Inc. is subject to state replacement taxes at a rate of 1.5% of taxable income. For the years ended December 31, 2015 and 2014, RPAG, Inc. has not allocated any portion of the current year or deferred state replacement tax expense to Inc. since it's not significant.

7. RETIREMENT BENEFITS:

The Company has a defined contribution retirement plan (Simple-IRA) covering substantially all employees meeting certain eligibility provisions as defined by the Internal Revenue Code. Contributions to the plan are determined within the Internal Revenue Code at the discretion of the Board of Directors. Contributions to the plan for eligible employees were $67,340 and $61,084 for the years ended December 31, 2015 and 2014 respectively.

8. NET CAPITAL REQUIREMENTS:

The Company is an introducing broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company to maintain "net capital" of 6-2/3 percent of "aggregate indebtedness" or $5,000, whichever is greater, as these terms are defined. In addition, the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and aggregate indebtedness change daily. As of December 31, 2015 and 2014, the Company had net capital of approximately $438,680 and $549,400 and net capital requirements of approximately $21,117 and $28,600, respectively. The net capital rule may effectively restrict the withdrawal of stockholders' equity.

9. RELATED PARTIES:

The Company is a wholly owned subsidiary of RPAG, Inc. The Company is also an affiliate with RPA, LLC by way of it also being a wholly owned subsidiary of RPAG, Inc. The owners of RPA, Inc. and RPA, LLC contributed their ownership interest in each entity in exchange for the same ownership percentage in RPAG, Inc.

During the years ended December 31, 2015 and 2014, the Company and RPA, LLC shared certain operating and overhead costs such as legal, insurance, rent, utilities, and telephone, and provided management and consulting. The Company's share of these costs is reflected in the Statement of Operations.

The Company receives commission income from CIR. The Company is affiliated with CIR by way of certain owners of RPAG, Inc. being owners of Continuity Partners Group, LLC ("CPG"), which is owned by CIR.

The following is a recap of the management and consulting fees and commission income for the years ended December 31, 2015 and 2014:

	2015	2014
Administration/Operations Charges from RPA, LLC	$1,180,130	$1,133,749
Consulting/Service Fees Billed and Paid by RPA, LLC	$232,877	$234,044
Commission Income from CIR, Inc. paid to RPA, Inc.	$720,177	$675,513

9. RELATED PARTIES: (CONTINUED)

The Company owed $187,119 and $174,902 to RPA, LLC and RPA, LLC owed $28,446 and $51,304 to the Company at December 31, 2015 and 2014 respectively.

During 2014, the Company paid certain legal fees on behalf of on representative totaling $13,074 which was recorded as due from affiliates at December 31, 2014. The Company received payment for the receivable during 2015.

On January 1, 2012, the Company joined Continuity Partners Group, LLC ("CPG"). The Company's shareholders acquired 435,316 units in CPG in exchange for the assignment by the Company of a percentage of practice-related sales to CPG. As a result of such assignment, the Company will receive services from CPG, and direct an agreed-upon percentage of revenues derived from Cambridge Investment Research Group ("CIR") to CPG.

The Company's shareholders (the "Borrowers") purchased their shares from CPG, in part, from loans issued by CPG. The Company, CPG and the Borrowers have entered into a Compensation Setoff Agreement ("CSA") whereby the parties agreed that in the event the Borrower does not receive commissions and fees from CPG or if the quarterly deductions from commissions and fees owed by CPG to Borrower are not sufficient to satisfy the amount of a scheduled payment, CPG may deduct amounts from commissions, fees and other compensation payable by CPG to RPA to cover the scheduled payment shortfall. In addition, the CSA provides RPA the right to recover any amounts paid by RPA to CPG under this agreement from the Borrowers. The Company made payments to CPG and received reimbursements from the Borrowers totaling $146,163 and $154,737 during the years ended December 31, 2015 and 2014, respectively. There were no amounts due to the Company from the Borrowers as of December 31, 2015 or 2014.

SUPPLEMENTARY INFORMATION

RETIREMENT PLAN ADVISORS, INC
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2015

NET CAPITAL:

Total stockholder's equity	$	514,495
Less nonallowable assets:		
Other receivables	$	17,865
Prepaid expenses		43,222
Due from affiliates		-
Intangible assets		14,728
	$	75,815
Net capital before haircuts	$	438,680
Less haricuts		-
Net capital	$	438,680
Minimum net capital required		21,117
Excess net capital	$	417,563
Aggregate indebtedness	$	316,750
Percentage of aggregate indebtedness to net capital		72.21%

There are no material differences between the preceding computation and the company's corresponding unaudited part II of form X-17a-5 as of December 31, 2015.

RETIREMENT PLAN ADVISORS, INC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2015

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

RETIREMENT PLAN ADVISORS, INC
SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2015

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

Topel Forman L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders
of Retirement Plan Advisors, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Retirement Plan Advisors, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Retirement Plan Advisors, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Retirement Plan Advisors, Inc. stated that Retirement Plan Advisors, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Retirement Plan Advisors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Retirement Plan Advisors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Topel Forman L.L.C.
Certified Public Accountants

Chicago, Illinois
February 18, 2016

500 North Michigan Avenue - Suite 1700
Chicago, Illinois 60611
(312) 642-0006 Fax (312) 642-0535

RPA
RETIREMENT PLAN ADVISORS
THE FUTURE IS BETTER THAN YOU THINK

3121 Emerald Lane, Suite 500
Jefferson City, MO 65109

Phone: 573.659.4443
Fax: 573.659.7734

Retirement Plan Advisors, Inc.'s Exemption Report

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

Retirement Plan Advisors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: paragraph k(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Vernon Kempker, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Vernon Kempker

Chief Financial Officer

February 18, 2016